UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October 2006

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
EXFO Reports Strong Sales and Earnings Growth for Fiscal 2006
Interim Consolidated Balance Sheet
Interim Unaudited Consolidated Statement of Earnings
Interim Consolidated Statements of Deficit and Contributed Surplus
Interim Unaudited Consolidated Statement of Cash Flows

On October 25, 2006, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2006. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter of the 2006 fiscal year. This press release and information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter of the 2006 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: Legal Counsel and Corporate Secretary

Date: October 26, 2006

EXFO Reports Strong Sales and Earnings Growth for Fiscal 2006

▪ Sales increase 31.9% year-over-year to US$128.3 million
▪ GAAP net earnings reach US$8.1 million compared to a net loss of US$1.6 million in 2005
▪ Gross margin improves to 55.3%
▪ Cash flows from operating activities amount to US$12.3 million

QUEBEC CITY, CANADA, October 25, 2006—EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSX: EXF) reported today strong sales and earnings growth for the fiscal year ended August 31, 2006.

Sales increased 31.9% to US$128.3 million in fiscal 2006 from US$97.2 million in 2005. In the fourth quarter of 2006, sales reached US$35.7 million compared to US$35.4 million in the previous quarter and US$26.3 million in the fourth quarter of 2005. Net bookings totaled US$32.6 million in the fourth quarter of fiscal 2006 compared to US$37.9 million (-14.0%) in the third quarter of 2006 and US$24.6 million (+32.6%) in the fourth quarter of 2005.
Gross margin improved to 55.3% of sales in fiscal 2006 from 54.7% in 2005. In the fourth quarter of 2006, gross margin amounted to 54.3% compared to 56.4% in the previous quarter and 54.7% in the fourth quarter of 2005.

GAAP net earnings totaled US$8.1 million, or US$0.12 per diluted share, in fiscal 2006 compared to a net loss of US$1.6 million, or US$0.02 per diluted share, in 2005. GAAP net earnings in 2006 included US$4.4 million in amortization of intangible assets, US$1.0 million in stock-based compensation costs, US$0.6 million in impairment of long-lived assets, and a non-recurring government revenue grant of US$1.3 million.

In the fourth quarter of 2006, GAAP net earnings amounted to US$2.9 million, or US$0.04 per diluted share, compared to US$3.5 million, or US$0.05 per diluted share, in the third quarter of 2006 and US$0.5 million, or US$0.01 per diluted share, in the fourth quarter of 2005. GAAP net earnings included US$1.0 million in amortization of intangible assets and US$0.2 million in stock-based compensation costs in the fourth quarter of 2006.

“Clearly, EXFO stands out in the telecom industry with 12 consecutive quarters of sales growth, a 31.9% year-over-year sales increase in fiscal 2006, as well as compound annual growth rates (CAGRs) of 27.5% and 20.9% over the last 3 and 10 years, respectively, despite the 2001 telecom crisis,” said Germain Lamonde, EXFO’s Chairman of the Board, President and CEO. “Like every year since our inception in 1985, I believe that we have increased sales faster than our end-markets. Our bottom-line improved even faster than our top-line in recent years with GAAP net earnings of US$8.1 million in 2006, thus extending our sequence to seven consecutive quarters of GAAP profitability. These performance highlights, which must be weighed against the strengthening Canadian dollar, larger customers consolidating and competitors intensifying pricing pressure, reflect ongoing market-share gains in each division as well as operating efficiencies throughout the company.”

“Based on long-term planning and judicious R&D investments in optical, protocol and copper access testing, I believe that EXFO is well-positioned to benefit from the migration of carriers to converged, IP-based networking as they increase bandwidth and accelerate triple-play service deployments,” Mr. Lamonde added. “We intend to continue strengthening our sales, marketing and R&D teams in order to build on our competitive advantage in the marketplace. As well, I am pleased to report that we surpassed two key corporate performance goals for fiscal 2006 and have announced ambitious performance metrics for 2007, as we maintain our focus on growing faster than our end-markets, increasing net earnings faster than revenues, and achieving these results through excellence in product innovation. I would like to thank all our employees for their outstanding commitment and real passion to serve our customers, since we could not aspire to reach such lofty heights without their wholehearted contribution.”

Selected Financial Information
(In thousands of US dollars)

Segmented results:	Q4 2006		Q3 2006	Q4 2005		FY 2006	FY 2005
	(unaudited)		(unaudited)	(unaudited)		(unaudited)
Sales:
Telecom Division		$30,111	$29,935		$21,174	$107,376		$80,120
Life Sciences & Industrial Division		5,622	5,475		5,130	20,877		17,096
Total		$35,733	$35,410		$26,304	$128,253		$97,216

Earnings (loss) from operations:
Telecom Division		$1,275	$3,696		$523	$6,679		$763
Life Sciences & Industrial Division		1,088	(88)		288	1,383		(962)
Total		$2,363	$3,608		$811	$8,062		$(199)

Other selected information:
GAAP net earnings (loss)		$2,910	$3,504		$454	$8,135		$(1,634)
Amortization of intangible assets		$1,043	$994		$1,198	$4,394		$4,836
Stock-based compensation costs		$213	$264		$288	$1,032		$963
Impairment of long-lived assets	$	−	$604	$	−	$604	$	−
Government grants revenue	$	−	$(1,307)	$	−	$(1,307)	$	−
Restructuring charges	$	−	$ −	$	−	$ −		$292

Operating Expenses
Selling and administrative expenses amounted to US$40.3 million, or 31.4% of sales, in fiscal 2006 compared to US$31.8 million, or 32.7% of sales, in 2005. In the fourth quarter of 2006, selling and administrative expenses totaled US$10.9 million, or 30.4% of sales, compared to US$11.1 million, or 31.3% of sales, in the third quarter of 2006 and US$8.1 million, or 30.7% of sales, in the fourth quarter of 2005.

Gross research and development (R&D) expenses reached US$19.5 million, or 15.2% of sales, in fiscal 2006 compared to US$15.9 million, or 16.3% of sales, in 2005. In the fourth quarter of 2006, gross R&D expenses attained US$5.2 million, or 14.6% of sales, compared to US$5.3 million, or 15.1% of sales, in the previous quarter and US$4.1 million, or 15.8% of sales, in the fourth quarter of 2005.

Net R&D expenses totaled US$15.4 million, or 12.0% of sales in fiscal 2006, compared to US$12.2 million, or 12.5% of sales, in 2005. In the fourth quarter of 2006, net R&D expenses amounted to US$4.3 million, or 12.0% of sales, compared to US$4.1 million, or 11.6% of sales, in the third quarter of 2006 and US$3.3 million, or 12.5% of sales, in the fourth quarter of 2005.

Fiscal 2006 and Fourth-Quarter Business Highlights
▪
Market expansion — EXFO increased its sales 31.9% year-over-year to US$128.3 million in fiscal 2006 largely due to market-share gains in the telecom test equipment market. At the beginning of the fiscal year, the company had established its corporate sales growth metric at 15%, but the strong performance in the first half of the year coupled with the Consultronics acquisition prompted it to raise the bar to 25%. The Telecom Division and Life Sciences & Industrial Division delivered year-over-year sales growth of 34.0% and 22.1%, respectively. Confirming market-share gains in the optical test equipment market, Frost & Sullivan named EXFO recipient of the Growth Strategy Leadership Award for the third consecutive year. Continuing efforts to diversify its end-markets, EXFO expanded into broadband copper access testing for IPTV and VoIP applications through the Consultronics acquisition. In terms of customer diversity and market expansion, EXFO’s top customer represented 13.8% of sales in fiscal 2006 compared to 23.3% in 2005, while sales to Europe, Middle East and Africa (EMEA) and Asia-Pacific improved from 31.9% of sales in 2005 to 40.3% in 2006.

▪
Profitability — EXFO completed fiscal 2006 with GAAP net earnings of $8.1 million or $0.12 per diluted share. In the fourth quarter, GAAP net earnings totaled US$2.9 million or US$0.04 per diluted share. Looking at operating margin, it reached 6.3% of sales in 2006, while the company’s published goal was 5%. For every additional sales dollar in fiscal 2006 over 2005, US$0.31 flowed to earnings before income taxes. The company also generated US$12.3 million in cash flows from operating activities in 2006, raising its cash and short-term investments to $111.3 million.

▪
Innovation — EXFO launched two new products in the fourth quarter, including optical transport network (OTN-1/2) testing functionalities for its Transport Blazer field and manufacturing/R&D test modules and the enhanced CoVALT, a handheld tester for digital subscriber line (DSL) circuits and voice-over Internet Protocol (VoIP) services. Altogether, the company released 18 new products in fiscal 2006, compared to 15 in 2005, to strengthen its market position in protocol and IP testing as well as FTTx and broadband deployment testing. Innovation delivered a strong return on investment with products on the market two years or less accounting for 37.1% of sales in 2006, while the stated goal was 40%.

Business Outlook
EXFO forecasts sales between US$34.0 million and US$37.0 million and GAAP net earnings between US$0.02 and US$0.05 per diluted share for the first quarter of fiscal 2007. GAAP net earnings include US$0.02 per diluted share in amortization of intangible assets and stock-based compensation costs.

Corporate Performance Objectives for Fiscal 2007/Results for Fiscal 2006
EXFO disclosed the following three corporate objectives and related metrics for fiscal 2007 as well as results for fiscal 2006. It should be noted that fiscal 2007 metrics are not guidance, but goals that management has set out to achieve.

Objectives	2007 Metrics	2006 Metrics	2006 Results
Increase sales (% of year-over-year growth)	20%	25%*	31.9%
Maximize profitability (operating margin in %)	7%	5%	6.3%
Focus on innovation (sales % from products <2 years on market)	35%	40%	37.1%

*Sales growth metric was updated at the end of the second quarter in 2006 to reflect mid-year results and Consultronics acquisition.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its fourth-quarter and year-end financial results for fiscal 2006. To listen to the conference call and participate in the question period via telephone, dial 1-416-620-5683. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay will be available one hour after the end of the conference call until 7 p.m. on November 1, 2006. The replay number is 1-402-977-9141 and the reservation number is 21304423. The live audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com/investors.

About EXFO
EXFO is a recognized test and measurement expert in the global telecommunications industry. The Telecom Division, which represents the majority of the company's business, offers a full suite of test solutions and monitoring systems to network service providers, cable TV operators, telecom system vendors and component manufacturers in approximately 70 countries. EXFO is the global market leader for portable optical test solutions and a leading supplier of protocol and access test solutions to enable triple-play deployments and converged IP networking. Its PC/Windows-based modular FTB-200; FTB-400 and IQS-500 test platforms host a wide range of modular test solutions across optical, physical, data and network layers, while maximizing technology reuse across several market segments. The Life Sciences and Industrial Division, which leverages several core telecom technologies, offers value-added solutions in the life sciences and high-precision assembly sectors based on advanced spot-curing, fluorescence microscopy and nanopositioning solutions. For more information about EXFO, visit www.EXFO.com.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test and measurement industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. We undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com

EXFO Electro-Optical Engineering Inc.
Interim Consolidated Balance Sheet

(in thousands of US dollars)

	As at August 31, 2006	As at August 31, 2005

	(unaudited)

Assets

Current assets
Cash	$6,853	$7,119
Short-term investments	104,437	104,883
Accounts receivable
Trade, less allowance for doubtful accounts of $451 ($352 as at August 31, 2005)	20,891	13,945
Other	2,792	2,007
Income taxes and tax credits recoverable	2,201	2,392
Inventories	24,623	17,749
Prepaid expenses	1,404	1,112

	163,201	149,207

Income taxes recoverable	476	459

Property, plant and equipment	17,392	13,719

Long-lived asset held for sale	−	1,600

Intangible assets	10,948	5,602

Goodwill	27,142	20,370

	$219,159	$190,957
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$17,337	$12,201
Deferred revenue	1,772	1,584
Current portion of long-term debt	107	134

	19,216	13,919

Deferred revenue	2,632	1,568

Government grants	723	1,872

Long-term debt	354	198

	22,925	17,557

Shareholders’ Equity

Share capital	148,921	521,875
Contributed surplus	3,776	2,949
Deficit	−	(381,846)
Cumulative translation adjustment	43,537	30,422

	196,234	173,400

	$219,159	$190,957

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended August 31, 2006	Twelve months ended August 31, 2006	Three months ended August 31, 2005	Twelve months ended August 31, 2005

Sales	$35,733	$128,253	$26,304	$97,216

Cost of sales (1,2)	16,318	57,275	11,925	44,059

Gross margin	19,415	70,978	14,379	53,157

Operating expenses
Selling and administrative (1)	10,857	40,298	8,072	31,782
Net research and development (1)	4,281	15,404	3,287	12,190
Amortization of property, plant and equipment	871	3,523	1,011	4,256
Amortization of intangible assets	1,043	4,394	1,198	4,836
Impairment of long-lived assets	−	604	−	−
Government grants	−	(1,307)	−	−
Restructuring and other charges	−	−	−	292

Total operating expenses	17,052	62,916	13,568	53,356

Earnings (loss) from operations	2,363	8,062	811	(199)

Interest and other income	1,074	3,253	558	2,524
Foreign exchange gain (loss)	17	(595)	(507)	(1,336)

Earnings before income taxes	3,454	10,720	862	989

Income taxes	544	2,585	408	2,623

Net earnings (loss) for the period	$2,910	$8,135	$454	$(1,634)

Basic and diluted net earnings (loss) per share	$0.04	$0.12	$0.01	$(0.02)

Basic weighted average number of shares outstanding (000’s)	68,735	68,643	68,562	68,526

Diluted weighted average number of shares outstanding (000’s)	69,346	69,275	68,996	68,981

(1) Stock-based compensation costs included in:
Cost of sales	$16	$127	$42	$143
Selling and administrative	142	701	184	626
Net research and development	55	204	62	194

	$213	$1,032	$288	$963

(2) The cost of sales is exclusive of amortization, shown separately.

EXFO Electro-Optical Engineering Inc.
Interim Consolidated Statements of Deficit and Contributed Surplus

(in thousands of US dollars)

Deficit
	Twelve months ended August 31,
	2006	2005
	(unaudited)

Balance - Beginning of period	$(381,846)	$(380,212)

Deduct (add)
Net earnings (loss) for the period	8,135	(1,634)
Elimination of deficit by reduction of share capital	373,711	-

Balance - End of period	$-	$(381,846)

Contributed surplus
	Twelve months ended August 31,
	2006	2005
	(unaudited)

Balance - Beginning of period	$2,949	$1,986

Add (deduct)
Stock-based compensation costs	1,027	963
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	(200)	-
Premium on resale of share capital	-	-

Balance - End of period	$3,776	$2,949

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Satements of Cash Flows

(in thousands of US dollars)

	Three months ended August 31, 2006	Twelve months ended August 31, 2006	Three months ended August 31, 2005	Twelve months ended August 31, 2005

Cash flows from operating activities
Net earnings (loss) for the period	$2,910	$8,135	$454	$(1,634)
Add (deduct) items not affecting cash
Discount on short-term investments	(872)	(229)	(565)	(302)
Stock-based compensation costs	213	1,032	288	963
Amortization	1,914	7,917	2,209	9,092
Impairment of long-lived assets	−	604	−	−
Government grants	−	(1,307)	−	−
Deferred revenue	538	786	133	977
	4,703	16,938	2,519	9,096

Change in non-cash operating items
Accounts receivable	1,521	(2,637)	382	(838)
Income taxes and tax credits	1,690	329	1,023	6,096
Inventories	803	(2,287)	2,616	(699)
Prepaid expenses	260	79	258	544
Accounts payable and accrued liabilities	(759)	(144)	(1,227)	(164)

	8,218	12,278	5,571	14,035
Cash flows from investing activities
Additions to short-term investments	(34,655)	(673,289)	(96,710)	(585,665)
Proceeds from disposal and maturity of short-term investments	29,845	681,500	94,345	574,207
Additions to property, plant and equipment and intangible assets	(847)	(3,378)	(275)	(1,501)
Business combination, net of cash acquired	(338)	(18,054)	−	−

	(5,995)	(13,221)	(2,640)	(12,959)
Cash flows from financing activities
Repayment of long-term debt	(257)	(415)	(32)	(121)
Exercise of stock options	54	557	18	148
Share issue expenses	−	−	−	(6)

	(203)	142	(14)	21

Effect of foreign exchange rate changes on cash	(148)	535	245	863

Change in cash	1,872	(266)	3,162	1,960

Cash - Beginning of period	4,981	7,119	3,957	5,159

Cash - End of period	$6,853	$6,853	$7,119	$7,119